SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                               (Amendment No. 8)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                           MAXWELL SHOE COMPANY INC.
                      (Name of Subject Company (Issuer))

                             MSC ACQUISITION CORP.
                           JONES APPAREL GROUP, INC.
                     (Names of Filing Persons -- Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   577766108
                     (CUSIP Number of Class of Securities)

                              Ira M. Dansky, Esq.
                           Jones Apparel Group, Inc.
                                 1411 Broadway
                           New York, New York 10018
                           Telephone: (212) 536-9526

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                            Scott A. Barshay, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

                                  SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended, the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 23, 2004, as amended, and in the related Letter of Transmittal. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

     On April 1, 2004, Maxwell filed a lawsuit in the United States District Court for the District of Massachusetts against Jones and Purchaser alleging that Jones and Purchaser made materially false and misleading statements in violation of the federal securities laws. In response to that action, Jones and Purchaser filed a Defendants' Motion to Dismiss and for Partial Summary Judgment on April 30, 2004, which is filed as Exhibit (a)(5)(H) hereto and is incorporated by reference. The Memorandum in Support of the Defendants' Motion to Dismiss and for Partial Summary Judgment is filed as Exhibit (a)(5)(I) and is incorporated by reference.

ITEM 12. EXHIBITS.

     (a)(5)(H) Defendants' Motion to Dismiss and for Partial Summary Judgment filed in the United States District Court for the District of Massachusetts on April 30, 2004.

     (a)(5)(I) Memorandum in Support of the Defendants' Motion to Dismiss and for Partial Summary Judgment filed in the United States District Court for the District of Massachusetts on April 30, 2004.

                                   SIGNATURE


     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 4, 2004 that the information set forth in this statement is true, complete and correct.


                                MSC ACQUISITION CORP.,

                                By:  /s/ Wesley R. Card
                                     ---------------------------------
                                     Name:  Wesley R. Card
                                     Title: Chief Financial Officer
                                            and Treasurer

                                JONES APPAREL GROUP, INC.,

                                By:  /s/ Wesley R. Card
                                     ----------------------------------
                                     Name:  Wesley R. Card
                                     Title: Chief Operating and
                                            Financial Officer

EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION

(a)(5)(H) Defendants' Motion to Dismiss and for Partial Summary Judgment filed in the United States District Court for the District of Massachusetts on April 30, 2004.

(a)(5)(I) Memorandum in Support of the Defendants' Motion to Dismiss and for Partial Summary Judgment filed in the United States District Court for the District of Massachusetts on April 30, 2004.